Exhibit 99.1

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:
Dr. Wang Ben		The Equity Group Inc.
Chief Financial Officer		Adam Prior
(8610) 58981355		(212) 836-9606
wangben@hollysys.com		aprior@equityny.com

FOR IMMEDIATE RELEASE

HLS SYSTEMS REPORTS FINANCIAL RESULTS
FOR ITS FISCAL 2008 SECOND QUARTER ENDED DECEMBER 31, 2007

Q2 2008 Financial Highlights
•	Total revenues increased 78.3% to $43 million
•	Gross margin of 26% compared to 33% for the prior year period, largely due to project mix and higher raw material costs; Company aggressively taking action to address increasing costs
•	GAAP net income of $1.0 million, or $0.03 per diluted share
•	Net income, excluding stock compensation expenses of $4.25 million, of $5.2 million, or $0.15 per diluted share
•	Backlog at December 31, 2007 up 22% to $121.4 million from $99.4 million at December 31, 2006; up 19% from June 30, 2007

Upcoming Events
•	Conference call scheduled for 9:00 AM ET tomorrow to discuss results

Beijing, China - May 29, 2008 - HLS Systems International Ltd. (OTCBB: HLSYF), (“HLS” or “the Company”), one of the leading automation systems providers in the People’s Republic of China (PRC), today announced financial results for its fiscal 2008 second quarter ended December 31, 2007 (see attached tables).

Dr. Wang Changli, HLS’ Chief Executive Officer, stated, “We continued to see strong demand for our automation solutions throughout each of our business segments during the first few months of 2008. We have increased our orders in the traditional automation business and are hopeful that we can sign additional new business in our rail automation and control segment in the coming months. In addition, we feel that a large portion of our future growth will come from the burgeoning nuclear power industry in the PRC, which generally generates higher margins and longer contracts. We hope to gain significant traction in this industry in the latter half of calendar 2008. HLS is in an excellent competitive position to grow, both domestically and internationally. We are well-capitalized, have an increasing backlog, and are developing business segments that have great potential but have not begun producing revenues relative to the time and cost devoted. We are very excited about our prospects for the future.”

HLS Systems International Ltd.
May 29, 2008

Fiscal 2008 Second Quarter Financial Results
For the three months ended December 31, 2007, total revenues rose 78.3% to $43.0 million, from $24.1 million reported in the prior fiscal year period. This was largely due to a 37.9% increase in the total integrated contracts under operations, with 1,249 contracts for the period-ended December 31, 2007 compared to 906 contracts for the prior fiscal year period, and 1,027 reported for the period ended September 30, 2007. HLS also reported a 194% increase in product revenue (the selling of spare parts and component products to customers for maintenance and replacement purposes) to $4.1 million for the fiscal 2008 second quarter from $2.7 million in the comparable prior year period. While a smaller percentage of total revenue compared to contracts, demand for this maintenance business remains strong.

As a percentage of total revenues, overall gross margin declined to 26% for the three months ended December 31, 2007 from 33% for the prior fiscal year, primarily due to higher raw materials costs and a different sales mix. During the second quarter of fiscal 2008, a higher proportion of revenues was derived from subway system integration projects that generated a margin of approximately 10%, which is much lower than the average margin level of about 30%. The Company is undertaking a number of measures to address rising raw material costs, including utilizing its capital to make bulk purchases of components when the price is most advantageous to HLS, simplifying the components used in production without compromising quality, and outsourcing lower volume products to OEM subcontractors.

Gross margin for integrated contracts was 25.2% for the period ended December 31, 2007 from 33.4% in the prior year period. Since project margin varies in different types of integrated contracts and in different business sectors, the margin level may continue to fluctuate in future periods.

HLS Systems International Ltd.
May 29, 2008

Pursuant to the stock purchase agreement under the redomestication merger with Chardan North China Acquisition Corp., HollySys stockholders were scheduled to receive 2 million shares if the Company achieved or exceeded an after-tax profit of $23 million for the 12 months ended December 31, 2007. The Company exceeded this total, reporting an after tax profit of $25 million for the calendar year ended December 31, 2007, which excludes merger and stock compensation-related expenses. After-tax profit was computed using US GAAP and refers to the comprehensive income; provided that the computation shall exclude (i) any after-tax profits from any acquisition by the Company or its subsidiaries that involved the issuance of securities that has a dilutive effect on the holders of common stock of the Company, and (ii) any expenses related to the issue of the aforesaid shares.

In accordance with SFAS 123R, the Company has accounted for the fair value of the aforesaid shares to be issued proportional to the three-month period ended December 31, 2007 as stock compensation expenses and $4.25 million was booked as a general and administrative expense. The Company does not expect to account for any stock compensation expense in the three month period ended March 31, 2008. As a result of this expense, HLS reported net income of $1.0 million, or $0.03 per diluted share based on 33.9 million shares outstanding, compared to a net income of $4.4 million, or $0.19 per diluted share based on 22.4 million shares outstanding for the prior fiscal year period.

Excluding the stock compensation expenses (on a non-GAAP basis), the Company would have reported net income of $5.2 million, or $0.15 per diluted share, for its fiscal 2008 second quarter. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. HLS believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. A limitation of using non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. The following table provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

HLS Systems International Ltd.
May 29, 2008

	Three Months Ended December 31,
	2006	2007
Net income in GAAP measures	$4,354,114	$957,682
Stock compensation expenses	-	4,250,000
Net income in non-GAAP measures	$4,354,114	$5,207,682
Weighted average number of common shares	22,200,000	33,932,970
Weighted average number of diluted common shares	22,355,435	33,932,970
Basic earnings per share in GAAP measures	$0.20	$0.03
Basic earnings per share in non-GAAP measures	$0.20	$0.15
Diluted earnings per share in GAAP measures	$0.19	$0.03
Diluted earnings per share in non-GAAP measures	$0.19	$0.15

Backlog
HLS’ backlog as of December 31, 2007 amounted to $121.4 million, representing an increase of 22% compared to $99.4 million as of December 31, 2006. Of the total backlog, the unrecognized revenue associated with new contracts signed in the current period was $57.4 million. The current breakdown for the backlog by segment:
•	$47 million related to Industrial Automation & Control
•	$72.4 million related to System Integration projects for Subway & Rail
•	$2 million related to miscellaneous contracts

This backlog total does not incorporate a nuclear plant control system project of $97 million, which was announced in July 2007. That contract was signed by HLS’ JV company Beijing Techenergy. The Company expects to begin recognizing revenues from this venture in later part of fiscal year 2008.

HLS included the following table, which sets forth the information regarding the contracts won during the periods and backlog at the dates as indicated:

	For Fiscal years Ended June 30,			For Six Months Ended December 31, 2007
	2005	2006	2007	2006	2007
Number of new contracts won during the period	702	927	1,161	571	606
Total amount of new contracts (million)	$90.06	$117.17	$138.77	$74.90	$95.19
Average value per contract	$128,286	$126,397	$119,526	$131,260	$157,071

HLS Systems International Ltd.
May 29, 2008

Balance Sheet Highlights
As of December 31, 2007 HLS’ cash and cash equivalents amounted to $73.7 million compared with $11.7 million at June 30, 2007; with working capital of $131.7 million versus $27 million; and a current ratio of 2.6:1. The above cash balance does not include $10.8 million in proceeds received from the Zhongguancun Hi-tech SME Integrated Bond issuance, which the Company announced in January 2008. Inventories increased as a result of a result of bulk purchases of raw materials and components in relation to the production of the Company’s LK series Programmable Logic Controllers, or PLCs.

Update on Listing on a National Exchange
The Company is currently working with its counsel regarding a listing on the Nasdaq Capital or Global Market.

Conference Call
Management will discuss the current status of the Company’s operations during a conference call at 9:00 AM ET on May 30, 2008. Interested parties may participate in the call by dialing (888) 787-0460 (U.S.) or (706) 679-3200 (International) approximately 10 minutes before the call is scheduled to begin and ask to be connected to the HLS Systems conference call. In addition, the conference call will be broadcast live over the internet at http://audioevent.mshow.com/337300. Go to the website at least 15 minutes early to register, download and install any necessary audio software. The internet audio stream will be available for 30 days.

About HLS Systems
HLS has become one of the leading automation systems providers in the PRC, developing a number of core technologies and completing numerous projects utilizing a wide array of automation products. The Company specializes in the research, development, production, sale and distribution of industrial automation and control systems, competing effectively with both domestic Chinese companies and large, multinational participants in the industrial, rail and nuclear power sectors.

HLS Systems International Ltd.
May 29, 2008

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts, including statements relating to the expected growth of HLS, future product introductions, the mix of products in future periods and future operating results. Such forward-looking statements, based upon the current beliefs and expectations of HLS’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China and in Southeast Asia; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which HLS is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in HLS’ filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. HLS does not assume any obligation to update the information contained in this press release or filings.

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HLS Systems International Ltd.
May 29, 2008

CONSOLIDATED STATEMENT OF INCOME
(In US Dollars)
	Three Months Ended December 31,		Six Months Ended December 31,
	2006	2007	2006	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Integrated contract revenue	$22,692,993	$38,837,535	$46,312,830	$66,807,239
Products sales	1,404,515	4,133,003	2,194,423	5,538,542

Total revenues	24,097,508	42,970,538	48,507,253	72,345,781

Cost of integrated contracts	15,107,488	29,054,058	29,418,091	48,060,362
Cost of products sold	1,035,299	2,785,995	1,271,936	3,254,052

Gross profit	7,954,721	11,130,485	17,817,226	21,031,367

Operating expenses:
Selling	2,029,465	3,123,413	4,072,824	5,381,545
General and administrative	2,597,336	7,918,507	3,720,972	22,056,957
Research and development	(156,828)	513,650	-	700,957
Impairment loss	-	-	-	-
Loss on disposal of assets	29,945	27,025	30,999	39,376

Total operating expenses	4,499,918	11,582,595	7,824,795	28,178,835

Income (loss) from operations	3,454,803	(452,110)	9,992,431	(7,147,468)

Other income (expense), net	125,424	(226,150)	94,889	(119,303)
Interest expense, net	(658,084)	(338,385)	(959,222)	(3,731,966)
Investment income	87,528	230,714	8,292	363,275
Subsidy income	2,905,402	2,309,032	3,250,314	3,198,763

Income (loss) before income taxes	5,915,073	1,523,101	12,386,704	(7,436,699)

Income taxes expenses	666,995	252,785	1,051,120	894,476

Income (loss) before minority interest	5,248,078	1,270,316	11,335,584	(8,331,175)

Minority interest	893,964	312,634	1,742,104	1,132,734

Net income (loss)	$4,354,114	$957,682	$9,593,480	$(9,463,909)

Weighted average number of common shares	22,200,000	33,932,970	22,200,000	29,134,961

Weighted average number of diluted common shares	22,355,435	33,932,970	22,277,717	29,134,961

Basic earnings (loss) per share	$0.20	$0.03	$0.43	$(0.32)

Diluted earnings (loss) per share	$0.19	$0.03	$0.43	$(0.32)

Other comprehensive income:
Net income (loss)	$4,354,114	$957,682	$9,593,480	$(9,463,909)
Translation adjustments	669,791	2,163,180	1,208,955	3,196,944

Comprehensive income (loss)	$5,023,905	$3,120,862	$10,802,435	$(6,266,965)

HLS Systems International Ltd.
May 29, 2008

CONSOLIDATED BALANCE SHEET
(In US Dollars)
	June 30,	December 31,
	2007	2007
		(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$11,668,761	$73,683,213
Contract performance deposit in banks	3,524,317	3,431,862
Proceeds receivable from corporate bonds issuance	-	10,802,511
Term deposit	853,915	1,370,877
Accounts receivable, net of allowance for doubtful accounts $2,836,677 and $3,212,693	87,372,794	96,317,807
Other receivables, net of allowance for doubtful accounts $111,329 and $178,712	2,856,404	2,688,991
Advances to suppliers	8,146,854	5,666,094
Inventories, net of provision $345,976 and $284,145	13,907,280	20,071,458
Prepaid guarantee fee	74,404	223,855
Amounts due from related parties	-	3,402
Total current assets	128,404,729	214,260,070

Property, plant and equipment, net	17,332,953	24,113,878
Long term investments	9,192,888	9,615,708
Goodwill	-	99,439
Long-term deferred expenses	-	170,816
Total assets	$154,930,570	$248,259,911

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Short-term bank loans	$16,421,440	$13,708,771
Current portion of long-term loans	1,970,573	1,370,877
Notes payables, net of discount of $4,819,326 and $0	27,566,936	-
Accounts payable	22,309,829	24,788,716
Deferred revenue	11,620,046	14,070,495
Accrued payroll and related expense	6,959,187	10,187,980
Income tax payable	804,156	957,539
Warranty liabilities	2,126,569	2,509,806
Other tax payables	6,492,801	6,915,185
Accrued liabilities	3,905,481	4,503,300
Amounts due to related parties	768,781	1,136,372
Deferred tax liabilities	473,201	493,791
Tax effect on re-domestication	-	1,903,509
Total current liabilities	101,419,000	82,546,341

Long-term liabilities:
Long-term bank loans	3,284,288	6,854,386
Long-term bonds payable	-	10,981,066
Total liabilities	104,703,288	100,381,793

Minority interest	13,200,169	14,952,707
Stockholders’ equity:
Preferred stock, par value $0.001 per share, 1,300,000 shares issued and outstanding	1,300	-
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 22,200,000 and 43,942,614 shares issued and outstanding	22,200	43,943
Additional paid-in capital	19,234,295	91,379,115
Appropriated earnings	8,768,174	8,768,174
Note receivable from the sole stockholder	(30,000,000)	-
Retained earnings	35,127,764	25,663,855
Cumulative translation adjustments	3,873,380	7,070,324
Total stockholder’s equity	37,027,113	132,925,411
Total liabilities and stockholders' equity	$154,930,570	$248,259,911